August 2, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Amendment of Forecast for Financial Results (non-consolidated) of the 1st Half of FY2002 and Full FY2002

Establishment of Japan TA Solution, Ltd. (A joint venture in stock transfer agency business)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

08/02/02 2:01PM

August 2, 2002

The Sumitomo Trust & Banking Co., Ltd.

02 AUG -5 [illegible]

Amendment of Forecast for Financial Results (non-consolidated) of the 1st Half of FY2002 and Full FY2002

The Sumitomo Trust & Banking Co., Ltd. (hereinafter, "Sumitomo Trust") hereby announces that its forecast for financial results (non-consolidated) of the 1st half of fiscal year 2002 ending September 30, 2002 ("1HFY2002") and the full fiscal year 2002 ending March 31, 2003 ("FY2002") is amended as follows:

1. Amendment of Forecast for Financial Results (Non-consolidated)

(1) 1HFY2002 (For the period from Apr. 1, 2001 to Sep. 30, 2002)

(in billions of Yen)

	Net Operating Profit	Net Income
Previous Forecast (as of May 2002) (A)	20.0	12.0
Amended Forecast (B)	20.0	26.0
Change (B) – (A)	-	+14.0
Change (%)	-	+116.7%

(2) FY2002 (For the period from Apr. 1, 2001 to Mar. 31, 2003)

(in billions of Yen)

	Net Operating Profit	Net Income
Previous Forecast (as of May 2002) (A)	55.0	33.0
Amended Forecast (B)	55.0	47.0
Change (B) – (A)	-	+14.0
Change (%)	-	+42.4%

2. Forecast for Financial Results (Consolidated)

No amendment is made to the forecast for financial results (consolidated) for 1HFY2002 and FY2002 (released on May 24, 2002) as well as to BIS capital adequacy ratio announced in 1st Quarter Financial Information (released on July 26, 2002).

3. Reason for Amendment

Along with the partial transfer of Sumitomo Trust's stock transfer agency business (*), 24 billion yen of gains from the transfer are recorded as the extraordinary income on its non-consolidated income statement.

Since the gains accrue from an inter-company transaction (*), no amendment is made to Sumitomo Trust's consolidated financial forecasts.

(*) A transaction between Sumitomo Trust and Japan TA Solution, Ltd., Sumitomo Trust's newly established consolidated subsidiary: Also see the news release titled "Establishment of Japan TA Solution, Ltd.," released on August 2, 2002

<Previous Forecast/Amended Forecast Compared (Non-consolidated)>

(1) 1HFY2002

(in billions of Yen)

	Previous Forecast (as of May 2002) (A)	Amended Forecast (B)	Change (B) – (A)
Net Business Profit (Adjusted) (*)	65.0	65.0	-
Credit Costs	40.0	40.0	-
Net Capital Gains/Losses from stock	-5.0	-5.0	-
Net Operating Income	20.0	20.0	-
Extraordinary Income	-	24.0	+24.0
Net Income	12.0	26.0	+14.0

(2) Full FY2002

(in billions of Yen)

	Previous Forecast (as of May 2002) (A)	Amended Forecast (B)	Change (B) – (A)
Net Business Profit (Adjusted) (*)	145.0	145.0	-
Credit Costs	80.0	80.0	-
Net Capital Gains/Losses from stock	-10.0	-10.0	-
Net Operating Income	55.0	55.0	-
Extraordinary Income	-	24.0	+24.0
Net Income	33.0	47.0	+14.0

(*) Net Business Profit (Adjusted) = Net Business Profit + Trust Account Credit Costs + Net Transfer to General Reserve

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

August 2, 2002

The Sumitomo Trust & Banking Co., Ltd.

Establishment of Japan TA Solution, Ltd.
(A joint venture in stock transfer agency business)

The Sumitomo Trust & Banking Co., Ltd. (hereinafter, "Sumitomo Trust") agreed on the date above with Japan Securities Agents, Ltd. to jointly establish **Japan TA Solution, Ltd.** (hereinafter, "JTAS"), a joint venture specializing in system development/management and data processing, pursuing efficiency and competitiveness in the stock transfer agency business.

For early realization of the venture's synergistic effects as well as its smooth landing, operation systems, together with the business organization operating data processing, will be transferred to JTAS.

JTAS will undertake data processing operations of both companies and respond to elevating client needs in a proper and prompt manner with the most advanced systems in the industry. It will also pursue the economies of scale by calling for participations of other stock transfer agents.

Sumitomo Trust will continue to undertake contacts and business promotion with client companies and shareholders, and their transfer agency agreements with Sumitomo Trust will not be modified.

(The establishment of JTAS and the transfer of business are subject to the approval from authorities concerned.)

1. Japan TA Solution, Ltd.

Company Name	Japan TA Solution, Ltd.
Scope of Business	- Development and management of stock transfer agency system - Operation of entrusted data processing from client companies/shareholders - Sale and lease of stock transfer agency system
Location of Head Office	1-1 Nikko-cho, Fuchu-shi, Tokyo, Japan
Capital	4 billion yen (capital increase to be completed by September, 2002)

Directors	Representative Director: Masanori Shirakawa (from Sumitomo Trust) Number of other Directors excluding Representative Director: 3 (two from Sumitomo Trust and one from Japan Securities Agents, Ltd.)
Number of Employees	Approx. 30 at the beginning
Shareholding	The Sumitomo Trust & Banking Co., Ltd.: 80% Japan Securities Agents Ltd.: 20%
Relation with Sumitomo Trust	A consolidated subsidiary of Sumitomo Trust
Start of Operations	October 1, 2002 (as currently scheduled)

2. Outline of Business Transfer

(1) Operations subject to transfer

- Development and management of stock transfer agency system
- Data processing operation for the companies and shareholders by stock transfer agency system

(2) Operating results of stock transfer agency business for FY2001

(in Billions of Yen)

	Sumitomo Trust in total	
		Stock Transfer Agency*
Net Operating Profit	-67.6	6.5
Net Income	-42.2	4.0

* Figures on a managerial accounting basis

(3) Assets subject to transfer and the value of the assets

Assets: Transfer Agency System (Software), etc

Value: 0.7 billion Yen (book value as of June 30, 2002)

(4) Transfer price and date

Transfer Price 24.7 billion Yen

Transfer Date September 30, 2002 (as currently scheduled)

3. Impact on the Financial Forecast for Fiscal Year 2002 (FY2002)

(1) Non-Consolidated basis

Sumitomo Trust's forecast for financial results (non-consolidated) of FY2002 is amended as shown in the table below. Gains from the transfer are recorded as the extraordinary income on its non-consolidated income statement.

(in billions of Yen)

	Net Operating Profit	Net Income
Previous Forecast (as of May 2002) (A)	55.0	33.0
Amended Forecast (B)	55.0	47.0
Change (B) – (A)	-	+14.0
Change (%)	-	+42.4%

(Also see the news release titled "Amendment of Forecast for Financial Results (non-consolidated) of the 1st Half of FY2002 and Full FY2002," released on August 2, 2002)

(2) Consolidated basis

Since the gains accrue from an inter-company transaction, no amendment is made to Sumitomo Trust's consolidated financial forecasts.

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654